UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d2(a)
(Amendment No. 6)*

Azure Power Global Limited
(Name of Issuer)

Equity Shares
(Title of Class of Securities)

V0393H103
(CINS Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CINS NO. V0393H103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CDPQ Infrastructures Asia Pte Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,541,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,541,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,541,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON CO

CINS NO. V0393H103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 23,541,571
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 23,541,571
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,541,571
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.5%
14	TYPE OF REPORTING PERSON OO

CINS NO. V0393H103	SCHEDULE 13D	Page 4 of 7

Item 1.   Security and Issuer.

This amendment No. 6 (“Amendment No. 6) to Schedule 13D relates to the Schedule 13D filed on October 27, 2016 (the “Original Schedule 13D”) by CDPQ Infrastructures Asia Pte Ltd. (“CDPQ Infrastructures”) and Caisse de dépôt et placement du Québec (“CDPQ” and, together with CDPQ Infrastructures, the “Reporting Persons”) relating to Equity Shares (the “Shares”) issued by Azure Global Power Limited (the “Issuer”). The principal executive offices of the Issuer are located at 3rd Floor, Asset 301-304 and 307, WorldMark 3, Aerocity, New Delhi,110037, India.

Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Original Schedule 13D.

Except as specifically amended by this Amendment No. 6, the Original Schedule 13D is unchanged.

Item 2.   Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“The citizenship of the natural persons who are officers, directors or controlling persons of each of the Reporting Persons is set forth in Annex A hereto.”

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On December 13, 2019, CDPQ Infrastructures acquired 6,493,506 newly issued Shares from the Issuer in a private placement transaction (the "2019 Private Placement"), at a price of $11.55 per Share for an aggregate purchase price of $74,999,994.30, pursuant to the Subscription Agreement, dated as of November 6, 2019 (the "Subscription Agreement"), between CDPQ Infrastructures and the Issuer. The issuance and sale of the Shares to CDPQ Infrastructures was made in reliance on an exemption from registration contained in Regulation S under the Securities Act. A summary of the Subscription Agreement  is set forth in Item 6. The source of the funds used by CDPQ Infrastructures to acquire such additional Shares pursuant to the Subscription Agreement was working capital provided by CDPQ. The source of funds used by CDPQ to provide such working capital to CDPQ Infrastructures was funds on deposit at CDPQ.”

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“The responses to this Item 5 and the information on the cover page are based on their being 47,533,534 Shares outstanding after giving effect to the issuance of Shares to CDPQ Infrastructures pursuant to the Subscription Agreement, and the 41,040,028 Shares outstanding reported on the Issuer’s Annual Report on Form 20-F filed with the SEC on June 10, 2019.

(a) and (b) As a result of the transactions described in the Original Schedule 13D, as amended, and in this Amendment No. 6, CDPQ Infrastructures is the direct beneficial owner of 23,541,571 Shares, which represents 49.5% of the Issuer's outstanding Shares. CDPQ, through its ownership of CDPQ Infrastructures, may be deemed to share voting and dispositive power over the Shares beneficially owned or deemed to be beneficially owned by CDPQ Infrastructures.

(c) The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Annex B. Except as otherwise disclosed therein, the Reporting Persons have not effected any transaction in the Shares in the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.”

CINS NO. V0393H103	SCHEDULE 13D	Page 5 of 7

Item 6.   Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“Subscription Agreement

Pursuant to the Subscription Agreement, CDPQ Infrastructures agreed with the Issuer not to, directly or indirectly, sell, transfer or dispose of any Shares acquired in the 2019 Private Placement for a period of 90 days after the closing date of the 2019 Private Placement, subject to certain exceptions.

Under the terms of the Subscription Agreement, CDPQ Infrastructures has the right to designate two persons to the boards of directors of the Issuer and Azure Power India Private Limited (“AZI”), a wholly owned subsidiary of the Issuer. CDPQ Infrastructures has designated Cyril Sébastien Dominique Cabanes and Deepak Malhotra to serve as its nominees on the Issuer’s and AZI’s board of directors. Through CDPQ Infrastructures’ designated directors of the Issuer and AZI, CDPQ Infrastructures may take an active role in working with the Issuer’s and AZI’s management on operational, financial and strategic initiatives.

The text under the subheading “Registration Rights Agreement” of Item 6 of the Original Schedule 13D is hereby amended and restated to read in full as follows:

“Amended and Restated Registration Rights Agreement

On December 9, 2019, the Issuer and CDPQ Infrastructures entered into an Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”) which amended the Registration Rights Agreement, dated as of October 17, 2016, between the Issuer and CDPQ Infrastructures. Pursuant to the terms of the Amended Registration Rights Agreement, at any time or from time to time, CDPQ Infrastructures may request that the Issuer effect a registration under the Securities Act of all or any part of the Registrable Securities (as defined in the Amended Registration Rights Agreement) owned by CDPQ Infrastructures (each such registration is referred to as a “Demand Registration”), provided that the Registrable Securities to be so registered (i) have an aggregate value of at least $25 million, based on the closing trading price of the Shares on the date the demand to file such Demand Registration Statement (as defined in the Amended Registration Rights Agreement) is made, or (ii) include all Registrable Securities of CDPQ Infrastructures which remain outstanding at such time.

At any time after the Issuer becomes eligible to file a shelf registration statement under the Securities Act, the registration statement to be filed by the Issuer pursuant to any Demand Registration may be required by CDPQ Infrastructures to be in the form of a shelf registration statement (or any similar or successor form for which the Issuer then qualifies).

CDPQ Infrastructures is entitled to not more than five Demand Registrations and is entitled to no more than one Demand Registration per six-month period.

Whenever the Issuer proposes to file a registration statement including, but not limited to, registration statements relating to its secondary offerings of securities (but excluding registration statements relating to the paragraphs above and relating to employee benefit plans or with respect to corporate reorganizations) at any time and from time to time, the Issuer will, at least 20 days prior to such filing, give written notice to CDPQ Infrastructures of its intention to do so and, upon the written request of CDPQ Infrastructures given within 10 days after the Issuer provides such notice, the Issuer will use its reasonable efforts to cause all Registrable Securities that CDPQ Infrastructures has requested to register or to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of CDPQ Infrastructures, provided that the Issuer shall have the right to postpone or withdraw any such registration effected without obligation to CDPQ Infrastructures.

The foregoing summaries of the Subscription Agreement and the Amended Registration Rights Agreement described in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Subscription Agreement, including the Amended Registration Rights Agreement which is an annex thereto, set forth in Exhibit 99.3 hereto and incorporated in this Item 6 by reference.

Except for the Subscription Agreement, the Share Purchase Agreement and the Amended Registration Rights Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.”

Item 7.   Material to be Filed as Exhibits.

Exhibit No.	Description
99.3
Subscription Agreement dated as of November 6, 2019, between the Issuer and CDPQ Infrastructures (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K filed by the Issuer with the SEC on November 6, 2019).

CINS NO. V0393H103	SCHEDULE 13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019

CDPQ INFRASTRUCTURES ASIA PTE LTD.

By:	/s/ Cyril Cabanes
Name: Cyril Cabanes Title: Director

CINS NO. V0393H103	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2019

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Annex A

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Directors and Officers

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Cyril Sébastien Dominique Cabanes	1 Raffles Quay #21-01 Singapore, Singapore 048583	Director of CDPQ Infrastructures Asia PTE. LTD.	French and Australian
Wai Leng Leong	1 Raffles Quay #21-01 Singapore, Singapore 048583	Director of CDPQ Infrastructures Asia PTE. LTD.	Singaporean
Anne-Marie Laberge	1 Raffles Quay #21-01 Singapore, Singapore 048583	Secretary of CDPQ Infrastructures Asia PTE. LTD.	Canadian

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

NAME	BUSINESS ADDRESS	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Robert Tessier	1000, place Jean-Paul-Riopelle 11th floor Montréal (Québec) H2Z 2B3	Chairman of the Board Caisse de dépôt et placement du Québec	Canadian
Michael Sabia	1000, place Jean-Paul-Riopelle 11th floor Montréal (Québec) H2Z 2B3	President and Chief Executive Officer Caisse de dépôt et placement du Québec	Canadian
Ivana Bonnet-Zivcevic	Piazza Cavour, 2 - 4th floor 20121 Milan, Italy	President and Chief Executive Officer Credit Agricole Italy	French and Serbian
Sylvain Brosseau	1, Carré Westmount, Suite 1850 Westmount (Québec) H3Z 2P9	President and Chief Executive Officer, Walter Global Asset Management	Canadian
Alain Côté	-	Corporate Director	Canadian
Michel Després	2600, boul. Laurier, Suite 544 Sainte-Foy (Québec) G1V 4T3	President and Chief Executive Officer, Retraite Québec	Canadian
Maria S. Jelescu Dreyfus	305 W Broadway Suite 203 New York, NY 10013 USA	Chief Executive Officer, Ardinall Investment Management	Romania
Gilles Godbout	-	Corporate Director	Canadian
François R. Roy	1000, place Jean-Paul-Riopelle 11th floor Montréal (Québec) H2Z 2B3	Corporate Director	Canadian
François Joly	-	Corporate Director	Canadian
Jean La Couture	1445, rue Stanley, app. 1501 Montréal (Québec) H3A 3T1	President, Huis Clos Ltée	Canadian
Diane Lemieux	8485, rue Christophe-Colomb Montréal (Québec) H2M 0A7	President and Chief Executive Officer, Commission de la construction du Québec	Canadian

Wendy Murdock	-	Corporate Director	Canadian
Ravy Por	1 Complexe Desjardins Montréal (Québec) H5B 1B4	Leader - Partnerships and outreach, Advanced analytics, Fédération des caisses Desjardins du Québec	Canadian
Maxime Aucoin	1000 place Jean-Paul-Riopelle, 8th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Head of Investment Strategies and Innovation	Canadian
Claude Bergeron	1000 place Jean-Paul-Riopelle, 9th Floor Montreal (Quebec) H2Z 2B3	Chief Risk Officer and Head of Depositor Relationships	Canadian
Ani Castonguay	1000 place Jean-Paul-Riopelle, 10th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Martin Coiteux	1000 place Jean-Paul-Riopelle, 8th Floor Montreal (Quebec) H2Z 2B3	Chief Economist	Canadian
Marc Cormier	1000 place Jean-Paul-Riopelle, 6th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Head of Fixed income and Active Overlay Strategies	French and Canadian
Charles Émond	1000 place Jean-Paul-Riopelle, 4th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Québec, Private Equity and Strategic Planning	Canadian
Anita M. George	CDPQ India Pvt Ltd, Suite 507, 5th Floor, Worldmark 3, Aerocity, New Delhi – 110 037 India	Executive Vice-President and Head of Strategic Partnerships, Growth Markets, CDPQ India	Indian
Emmanuel Jaclot	1000 place Jean-Paul-Riopelle, 3rd Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Head of Infrastructure	French
Maarika Paul	1000 place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Chief Financial and Operations Officer	Canadian
Oona Stock	1000 place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Talent and Performance	Canadian
Alexandre Synnett	1000 place Jean-Paul-Riopelle, 8th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Digital Technology and Operations	Canadian
Macky Tall	1000 place Jean-Paul-Riopelle, 3rd Floor Montreal (Quebec) H2Z 2B3	Head of Liquid Markets	Malian and Canadian
Mario Therrien	1000 place Jean-Paul-Riopelle, 7th Floor Montreal (Quebec) H2Z 2B3	Senior Managing Director and Head of Strategic Partnerships - Developed Markets	Canadian
Kim Thomassin	1000 place Jean-Paul-Riopelle, 12th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian

Annex B
Schedule of Transactions

CDPQ INFRASTRUCTURE ASIA PTE. LTD

Date of Transaction	Security	Amount of Securities Bought	Unit Cost	Where and How Effected
12/13/2019	Equity Shares	6,493,506	$11.55	Private Placement

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

None.